May 30, 2017

Golar Partners Operating LLC
c/o Golar Management Limited
13th Floor
One America Square
17 Crosswall
London EC3N 2LB
England

Golar LNG Limited
S.E. Pearman Building, 2nd Floor
9 Par-la-Ville Road
Hamilton HM 11 Bermuda
Reference is made to (i) the Purchase and Sale and Agreement, dated as of February 10, 2016 (the “Tundra Purchase Agreement”), by and between Golar LNG Limited, a Bermuda exempted company (“Golar”), and Golar Partners Operating LLC, a Marshall Islands limited liability company (“OLLC”), and (ii) the Letter Agreement, dated May 17, 2016, made by and between Golar and the OLLC (the “First Letter Agreement”), as amended by the letter agreement, dated September 26, 2016, by and between Golar and the OLLC (the “Second Letter Agreement” and, together with the First Letter Agreement, the “Letter Agreements”). Capitalized terms used in this letter agreement and not otherwise defined herein will have the meanings ascribed to them in the Tundra Purchase Agreement.
RECITALS
WHEREAS, pursuant to the Tundra Purchase Agreement, the OLLC agreed to purchase from Golar, and Golar agreed to sell to the OLLC all of the outstanding shares of capital stock of Golar LNG NB13 Corporation, a Marshall Islands corporation (“Tundra Corp”); and
WHEREAS, pursuant to the Letter Agreements, Golar and the OLLC agreed, among other things, as follows:
A.Commencing on the Closing Date and ending on the earlier of (a) the date on which the Vessel has been accepted by the Charterer and commenced service under the Charter (and, for the avoidance of doubt, any deemed acceptance of the Vessel under the Charter shall not count for these purposes) and (b) the date that is 12 months from the Closing Date (the “Put Date”), as defined below (the “Golar Charter Period”), Golar agreed to pay Tundra Corp a daily fee equal to $68,000 plus daily operating expenses (which shall include operating costs such as manning (crew), stores, insurance, maintenance and repairs, paint, spares, lube oil, chemicals and other miscellaneous operating charges) incurred by the Vessel or Tundra Corp on a pass through basis (the “Daily Payment”);

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Golar Partners Operating LLC
May 30, 2017

B.    If on the Put Date the Vessel has not been accepted by the Charterer and commenced service under the Charter, OLLC shall have the right to sell to Golar (the “Put Right”) all of the issued and outstanding shares of capital stock of Tundra Corp (the “Tundra Shares”) at a price equal to the Purchase Price; and
C.    OLLC may exercise its Put Right at any time prior to the 30th day following the Put Date. The closing of the purchase and sale of the Tundra Shares pursuant to such Put Right exercise (the “Put Sale Closing”) shall take place at such time, on such date and at such location as Golar and OLLC shall agree, provided that the Put Sale Closing shall occur no later than the 30th day after the date that the Put Right is exercised.
WHEREAS, the Closing Date for the acquisition by the OLLC of the Tundra Shares was May 23, 2016, and on the date hereof (the Put Date), the Vessel has not been accepted by the Charterer and has not commenced its service under the Charter; and
WHEREAS, Golar is the owner of approximately 90% of the issued and outstanding shares of capital stock of Golar Hilli Corp., a Marshall Islands corporation (“Hilli Corp”), and the owner of the FLNG vessel Hilli Episeyo (the “Golar Hilli”);
NOW, THEREFORE, the undersigned parties (each a “Party” and together, the “Parties”) hereby agree that:
1.    The OLLC hereby notifies Golar of its exercise, effective as of the date hereof, of the Put Right.
2.    The Parties agree that the Put Sale Closing shall be held on or before June 23, 2017 or such other date as the Parties may agree (the “Put Sale Closing Date”).
3.    On the Put Sale Closing Date, the OLLC will sell and transfer to Golar the Tundra Shares in return for Golar’s promise to pay an amount equal to $107 million (the “Deferred Purchase Price”) plus an additional amount equal to 5% per annum of the Deferred Purchase Price (the “Additional Amount”). The Deferred Purchase Price and the Additional Amount shall be due and payable by Golar on the earlier of (a) the date of the closing of the acquisition of the Hilli Shares (as defined below) and (b) March 31, 2018.
4.    On the Put Sale Closing Date, Golar shall pay to the Partnership all accrued but unpaid Daily Payments through such date.
5.    Within 60 days following the Put Sale Closing Date, Golar and the OLLC shall agree upon certain post-closing adjustments to the purchase price for the Tundra Shares in an amount equal to the Purchase Price Adjustments. Within 90 days following the Put Sale Closing Date, Golar or the OLLC, as applicable, shall pay to the other Party an amount, in cash, equal to the aggregate of all Purchase Price Adjustments.
6.    It is agreed that Golar shall take all steps reasonably possible before or within a reasonable time after the Put Sale Closing to ensure that the Partnership shall have been released

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Golar Partners Operating LLC
May 30, 2017

and discharged from any obligations under (i) the Charter and (ii) the Amended Tundra Facility Documents. In the event that the Partnership has not been released and discharged from such obligations by the Put Sale Closing, then after the Put Sale Closing, Golar shall be liable for, and shall indemnify, defend and hold harmless the Partnership and the OLLC and their respective officers, directors, employees, agents and representatives (the “Indemnitees”) from and against, any (i) any payments of, or obligations with respect to, principal, interest, fees, costs, expenses, indemnities, or other amounts required to be made by such Indemnitees under the Charter or the Amended Tundra Facility Documents, and (ii) Losses suffered or incurred by such Indemnitees by reason of, arising out of, or otherwise in respect of any inaccuracy in, breach of any representation or warranty, or a failure to perform or observe fully any covenant, agreement or obligation, of Charter or the Amended Tundra Facility Documents.
7.    In consideration for the OLLC’s acceptance of the Deferred Purchase Price and the Additional Amount in lieu of a cash payment on the Put Sale Closing Date, Golar hereby grants to the OLLC the unconditional right and option (the “Hilli Purchase Option”) to purchase up to a 25% interest in Hilli Corp. for fair market value (the “Hilli Shares”). The Hilli Purchase Option shall expire on March 31, 2018.
8.    If the OLLC decides to exercise the Hilli Purchase Option, it will provide written notice to Golar of such exercise, the fair market value it proposes to pay for the Hilli Shares, and the other material terms of the purchase. The decision to purchase the Hilli Shares, the fair market value to be paid for the Hilli Shares and the other terms of the purchase shall be approved by the Conflicts Committee of the Board of Directors of Golar LNG Partners, L.P. (the “Partnership”). If the OLLC and Golar are unable to agree on the fair market value of the Hilli Shares and/or the other material terms, the OLLC and Golar shall engage a mutually-agreed-upon investment banking firm, ship broker or other expert advisor to determine the fair market value of the Hilli Shares and/or the other material terms on which the OLLC and Golar are unable to agree.
9.    If the OLLC chooses to exercise the Hilli Purchase Option, the Parties shall enter into a purchase and sale agreement for the purchase and sale of the Hilli Shares pursuant to which Golar shall be obligated to sell the Hilli Shares to the OLLC and the OLLC shall be obligated to purchase the Hilli Shares from Golar. The terms of the purchase and sale agreement will include, among other things, the following:
(a)    the OLLC will deliver a cash purchase price (unless the OLLC and Golar agree to another form of consideration), such cash purchase price to be net of the sum of the unpaid Deferred Purchase Price plus any unpaid Additional Amount on the date of the closing of the acquisition of the Hilli Shares;
(b)    the OLLC will be entitled to the benefit of indemnification with respect to events or conditions associated with the operation of the Golar Hilli and occurring before the date of acquisition of the Hilli Shares by the OLLC;
(c)    Golar will provide customary representations and warranties with respect to title to the Hilli Shares and any other such matters as the OLLC may approve, which approval will not be unreasonably withheld;

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Golar Partners Operating LLC
May 30, 2017

(d)    Golar will grant to the OLLC the right, exercisable at the OLLC’s risk and expense, to make such surveys, tests and inspections of the Golar Hilli as the OLLC may deem desirable;
(e)    the OLLC will have the right to terminate its obligation to purchase the Hilli Shares if the results of any searches, surveys, tests or inspections conducted pursuant to paragraph (d) above are, in the reasonable opinion of the OLLC, unsatisfactory; and
(f)    the OLLC shall not have any obligation to consummate the purchase of the Hilli Shares if (i) the Golar Hilli shall not have been delivered to and accepted by Perenco Cameroon SA, Societe Nationale Des Hydrocarbures (“Perenco”) and commenced commercial operation under the Liquefaction Tolling Agreement among Perenco, Hilli Corp and Golar Cameroon SASU; or (ii) any of the requisite consents of relevant governmental authorities and third parties shall not have been obtained.
10.    The OLLC may assign the Hilli Purchase Option to the Partnership or any of its direct or indirect wholly-owned subsidiaries.
11.    This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York, United States of America.
Please acknowledge your acceptance and agreement of this letter agreement by signing in the space provided below. Upon your execution of this letter agreement (or counterpart copies hereof), this letter agreement shall become binding on the Parties.
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Golar Partners Operating LLC
May 30, 2017

Very truly yours,

GOLAR LNG LIMITED

By:    /s/ Brian Tienzo
Name:    Brian Tienzo
Title:    Attorney In Fact

Acknowledged and agreed:

GOLAR PARTNERS OPERATING LLC

By:    /s/ Graham Robjohns
Name:    Graham Robjohns
Title:    Attorney-in-fact

Signature Page to Letter Agreement
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